FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
i) - ii) B Robertson, a person discharging managerial responsibilities iii) P A Robertson, spouse of B Robertson (a person discharging managerial responsibilities)
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transactions

i)     Acquisition / Scrip dividend.

ii)    Release of 143 shares representing the scrip dividend

       for the 2008 fourth interim dividend on that element of the total shareholder return part of the 2006

       Performance Share award under the HSBC Share Plan that

       vested on 8 April 2009. The Trustees of the Plan sold 58

       shares to meet the tax liability and transferred 85 shares to B Robertson as beneficial owner.

iii)    Acquisition / Scrip dividend.

5	Number of shares, derivatives or any other financial instruments relating to shares acquired
i) 1,926 ii) 143 iii) 665
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
ii) 58
7	Price per share or value of transactions
i) and iii) US$5.6847 ii) £5.07
8	Date and place of transactions
i) - iii) 6 May 2009, London
9	Date issuer informed of transactions
8 May 2009
10	Name of duly authorised officer/official of issuer responsible for making notification
Nicola Black, Assistant Group Company Secretary, 020 7991 2652
11	Date of notification
8 May 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                           Date:  08 May, 2009